FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                             DATED FEBRUARY 7, 2002

                    Advanced Semiconductor Engineering, Inc.
             (Exact name of Registrant as specified in its charter)


                               26 Chin Third Road
                         Nantze Export Processing Zone
                               Kaoshiung, Taiwan
                               Republic of China
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               FORM 20-F  X                         FORM 40-F
                         ---                                  ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  YES         NO X
                                      ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable
                                   --------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ADVANCED SEMICONDUCTOR
                                            ENGINEERING, INC.


Dated: February 7, 2002                   By: /s/ Joseph Tung
                                              -----------------------------
                                          Name:    Joseph Tung
                                          Title:   Chief Financial Officer

Advanced Semiconductor Engineering, Inc.                 [Logo Graphic Omitted]

FOR IMMEDIATE RELEASE

Contact:


ASE, Inc.                                       Thomson Financial/Carson
Joseph Tung, CFO / Vice President               Mylene Kok                           Daniel Loh
Freddie Liu, Assistant Vice President           Regional Director                    Director
Tel: + 886-2-8780-5489                          + 65-879-9881                        + 1-212-701-1998
Fax: + 886-2-2757-6121                          mylene.kok@tfn.com.sg                dan.loh@tfn.com
Investor_relations@asek.asetwn.com.tw
http://www.aseglobal.com


                    ADVANCED SEMICONDUCTOR ENGINEERING, INC.
                      ANNOUNCES JANUARY 2002 NET REVENUES

Taipei, Taiwan, R.O.C., February 7, 2002 - Advanced Semiconductor Engineering, Inc. (NYSE: ASX, TAIEX: 2311), announces its unaudited consolidated net revenues and the unaudited net revenues for its packaging operations in Kaohsiung for the month of January 2002.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)*


                        Jan              Dec             Jan          Sequential        YoY
(NT$ Million)           2002             2001            2001         Change            Change
                  ----------------------------------------------------------------------------
Net Revenues            3,225            3,197           3,847        +0.9%             -16.2%

MONTHLY NET REVENUES FOR PACKAGING OPERATIONS IN KAOHSIUNG
(UNAUDITED)

                        Jan              Dec             Jan          Sequential        YoY
(NT$ Million)           2002             2001            2001         Change            Change
                  ----------------------------------------------------------------------------
Net Revenues            1,940            1,882           1,927        +3.1%             +0.7%


* Such consolidated net revenues include, in addition to net revenues of ASE Inc.'s packaging operations in Kaohsiung, net revenues of majority owned subsidiaries such as ASE Test Limited, ASE (Chung Li) Inc., ASE (Korea) Inc., ASE Holding Electronics (Philippines) Inc. and ASE Material Inc.